ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Summarized voting map sent by the Registrar and Transfer of Shares Agent

According to CVM Resolution Nº 81/22, **Itaú Unibanco Holding S.A.** ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and transfer of shares agent, identifying the number of approvals, rejections and abstentions in each item presented in the remote voting form received on the matters submitted for the resolution of the Extraordinary General Stockholders' Meeting to be exclusively held online on April 23, 2024, 11:10 a.m., with the purpose to:

Item	Description	Voting	Number of shares	% over total voting
1	Amend the following articles of the Bylaws: (i) Article, 6º, caput, to attribute the power to designate the Board of Directors' positions to the General Stockholders' Meeting at the occasion of the election of the Board of Directors' members.:	Approve	28,955,355	100.00%
		Reject	-	-
		Abstain	-	-
2	Amend the following articles of the Bylaws: (ii) Item 6.6. to set the limit age of seventy-three years to hold the position of the Board of Directors' Chairman or Co-Chairman:	Approve	6,191,782	21.38%
		Reject	22,763,573	78.61%
		Abstain	-	-
3	Amend the following articles of the Bylaws: (iii) Article 10 caput and item 10.1 to establish that the Company may be represented by only one (1) officer in situations that do not imply the assumption of obligations or waiver of rights, encumbrance and disposal of permanent assets, as well as the adjustments to the wording in such articles:	Approve	28,955,355	100.00%
		Reject	-	-
		Abstain	-	-
4	Consolidate the Bylaws by carrying out the amendments mentioned in in the previous item:	Approve	28,955,355	100.00%
		Reject	-	-
		Abstain	-	-
5	Update the Stock Grant Plan:	Approve	4,966,255	17.15%
		Reject	23,785,545	82.15%
		Abstain	203,555	0.70%

São Paulo-SP, April 19, 2024.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence